77Q1.  Exhibits

(b) Proposed Changes to Investment Policy of the Appleton Funds Under New Fund Names Rule

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                                   MEMORANDUM

TO:       Board of Trustees

FROM:     James I. Ladge

RE: Proposed Changes to Investment Policy of the Appleton Equity Growth Fund Under New Fund Names Rule

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Rule 35d-1 of the 1940 Act ("New Rule 35d-1")  requires that, in order not to be materially deceptive and misleading, a mutual fund whose name suggests that it focuses its investments in a particular type of investment, must:

1) adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investment suggested by the fund's name; and
2) (a) the foregoing investment policy may be a fundamental policy, in which case a change in the policy must be approved by the fund's shareholders, OR
     (b) the foregoing investment policy may be a non-fundamental policy, in which case the fund must provide the fund's shareholders with at least 60 days prior notice of any change in the investment policy.

Management proposes that the Fund change its investment policy, in lieu of changing its name. Listed below is an analysis of the change required to the investment policy of the Fund in order to comply with New Rule 35d-1.

APPLETON EQUITY GROWTH FUND

CURRENT POLICY - The Fund has a fundamental investment policy that under normal circumstances at least 65% of its total assets will be invested in common stocks.

RECOMMENDED CHANGES - Adopt a non-fundamental policy that the Fund will invest, under normal circumstances, at least 80% of its net assets in common stocks.